Exhibit 99.3

Dr. Reddy’s Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills,

Hyderabad - 500 034, Telangana, India.

CIN : L85195TG1984PLC004507

Tel      : +91 40 4900 2900

Fax     : +91 40 4900 2999

Email : mail@drreddys.com

www.drreddys.com

DR. REDDY'S LABORATORIES LIMITED

Unaudited consolidated financial results of Dr. Reddy's Laboratories Limited and its subsidiaries for the quarter and half year ended 30 September 2026 prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB)

All amounts in Indian Rupees millions

		Quarter ended			Half year ended		Year ended
Sl. No.	Particulars	30.09.2026	30.06.2026	30.09.2025	30.09.2026	30.09.2025	31.03.2026
		(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
1	Revenues	86,708	80,705	88,051	167,413	173,503	335,933
2	Cost of revenues	41,504	43,165	39,911	84,669	76,736	158,669
3	Gross profit (1 - 2)	45,204	37,540	48,140	82,744	96,767	177,264
4	Selling, general and administrative expenses	28,075	28,820	26,436	56,895	52,083	106,763
5	Research and development expenses	5,235	5,766	6,202	11,001	12,446	24,058
6	Impairment of non-current assets, net	123	15	662	138	662	3,519
7	Other income, net	(912)	(845)	(2,673)	(1,757)	(3,412)	(7,627)
	Total operating expenses	32,521	33,756	30,627	66,277	61,779	126,713

8	Results from operating activities [(3) - (4 + 5 + 6 + 7)]	12,683	3,784	17,513	16,467	34,988	50,551
	Finance income	919	2,989	1,681	3,908	4,081	7,870
	Finance expense	(1,248)	(1,255)	(907)	(2,503)	(1,737)	(3,738)
9	Finance income, net	(329)	1,734	774	1,405	2,344	4,132
10	Share of profit/(losses) of equity accounted investees, net of tax	(77)	8	63	(69)	65	134
11	Profit before tax (8 + 9 + 10)	12,277	5,526	18,350	17,803	37,397	54,817
12	Tax expense, net	3,143	1,178	4,082	4,321	9,033	12,351
13	Profit for the period/year (11 - 12)	9,134	4,348	14,268	13,482	28,364	42,466

	Attributable to:
	Equity holders of the parent company	9,250	4,435	14,372	13,685	28,549	42,850
	Non-controlling interests	(116)	(87)	(104)	(203)	(185)	(384)

14	Earnings per equity share attributable to equity shareholders of parent
	Basic earnings per share of Re.1/- each	11.11	5.32	17.26	16.43	34.30	51.48
	Diluted earnings per share of Re.1/- each	11.10	5.32	17.25	16.42	34.26	51.42
		(Not annualised)	(Not annualised)	(Not annualised)	(Not annualised)	(Not annualised)

Segment information	All amounts in Indian Rupees millions

		Quarter ended			Half year ended		Year ended
Sl. No.	Particulars	30.09.2026	30.06.2026	30.09.2025	30.09.2026	30.09.2025	31.03.2026
		(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	Segment wise revenue and results:
1	Segment revenue:
	a) Global Generics	77,927	71,993	78,498	149,920	154,118	299,033
	b) Pharmaceutical Services and Active Ingredients	10,415	10,527	11,584	20,942	21,293	42,043
	c) Others	471	193	103	664	1,754	2,127
	Total	88,813	82,713	90,185	171,526	177,165	343,203
	Less: Inter-segment revenues	2,105	2,008	2,134	4,113	3,662	7,270
	Net revenues	86,708	80,705	88,051	167,413	173,503	335,933

2	Segment results:
	Gross profit from each segment
	a) Global Generics	43,833	37,123	46,428	80,956	92,514	169,698
	b) Pharmaceutical Services and Active Ingredients	980	381	1,700	1,361	2,782	5,984
	c) Others	391	36	12	427	1,471	1,582
	Total	45,204	37,540	48,140	82,744	96,767	177,264
	Less: Selling and other un-allocable expenditure, net of other income	32,927	32,014	29,790	64,941	59,370	122,447
	Total profit before tax	12,277	5,526	18,350	17,803	37,397	54,817

Global Generics segment includes operations of Biologics business. Inter-segment revenues represent sale from Pharmaceutical Services and Active Ingredients to Global Generics and Others at cost.

Segmental capital employed
As certain assets of the Company including manufacturing facilities, development facilities, treasury assets and liabilities are often deployed interchangeably across segments, it is impractical to allocate these assets and liabilities to each segment. Hence, the details for capital employed have not been disclosed in the above table.

Consolidated statements of financial position

All amounts in Indian Rupees millions

	As at	As at
Particulars	30.09.2026	31.03.2026
	(Unaudited)	(Audited)
ASSETS
Current assets
Cash and cash equivalents	13,294	15,368
Other investments	62,948	72,446
Trade and other receivables	101,399	101,219
Inventories	81,182	76,531
Derivative financial instruments	287	155
Other current assets	38,465	36,256
Total current assets	297,575	301,975
Non-current assets
Property, plant and equipment	115,097	115,930
Goodwill	12,980	12,893
Other intangible assets	104,165	105,059
Investment in equity accounted investees	5,867	5,673
Other investments	10,428	10,695
Deferred tax assets	23,155	22,436
Tax assets	4,163	3,459
Other non-current assets	1,051	1,226
Total non-current assets	276,906	277,371
Total assets	574,481	579,346

LIABILITIES AND EQUITY
Current liabilities
Trade and other payables	36,082	33,411
Short-term borrowings	58,260	59,135
Long-term borrowings, current portion	2,334	6,003
Provisions	7,255	7,550
Tax liabilities	2,805	4,310
Derivative financial instruments	5,321	6,898
Other current liabilities	42,434	50,259
Total current liabilities	154,491	167,566
Non-current liabilities
Long-term borrowings	11,693	12,203
Deferred tax liabilities	16,187	15,568
Provisions	119	109
Other non-current liabilities	2,621	3,443
Total non-current liabilities	30,620	31,323
Total liabilities	185,111	198,889
Equity
Share capital	835	835
Treasury shares	(1,484)	(1,815)
Share premium	11,479	11,364
Share based payment reserve	1,750	1,684
Capital redemption reserve	173	173
Retained earnings	359,005	351,984
Other reserves	3,979	3,979
Other components of equity	10,442	8,859
Equity attributable to equity holders of the parent company	386,179	377,063
Non-controlling interests	3,191	3,394
Total equity	389,370	380,457
Total liabilities and equity	574,481	579,346

Consolidated statements of cash flows

All amounts in Indian Rupees millions

	Half year ended
Particulars	30.09.2026	30.09.2025
	(Unaudited)	(Unaudited)
Cash flows from/(used in) operating activities :
Profit for the period	13,482	28,364
Adjustments for:
Tax expense, net	4,321	9,033
Fair value changes and profit on sale of financial instruments measured at FVTPL*, net	(1,209)	(1,277)
Depreciation and amortization	10,641	9,816
Impairment of non-current assets	138	662
Allowance for credit losses (on trade receivables and other advances)	340	679
Gain on sale or de-recognition of non-current assets, net	(405)	(268)
Share of (profit)/losses of equity accounted investees	69	(65)
Inventories write-down	5,622	3,450
Foreign exchange (gain)/loss, net	(585)	(509)
Interest income, net	543	(303)
Equity settled share-based payment expense	196	212
Changes in operating assets and liabilities:
Trade and other receivables	177	(7,689)
Inventories	(10,274)	(8,186)
Trade and other payables	1,864	8,846
Other assets and other liabilities, net	(13,741)	(3,718)
Cash generated from operations	11,179	39,047
Income tax paid, net	(6,822)	(8,845)
Net cash generated from operating activities	4,357	30,202

Cash flows (used in)/from investing activities :
Purchase of property, plant and equipment	(5,826)	(12,084)
Proceeds from sale of property, plant and equipment	1,003	142
Purchase of other intangible assets	(2,201)	(8,198)
Proceeds from sale of other intangible assets	2,214	239
Purchase of other investments	(14,461)	(17,724)
Proceeds from sale of other investments	25,595	8,182
Proceeds from disposal of subsidiary	5	-
Investment in associates	-	(51)
Payment for acquisition of businesses	(220)	-
Interest and dividend received	2,006	759
Net cash (used in)/from in investing activities	8,115	(28,735)

Cash flows (used in)/from financing activities :
Proceeds from issuance of equity shares (including treasury shares)	316	288
(Repayments)/Proceeds from short-term borrowings, net	(1,043)	2,675
(Repayment) of long term borrowings	(3,799)	-
Payment of principal portion of lease liabilities	(717)	(565)
Dividend paid	(6,664)	(6,659)
Interest paid	(2,779)	(2,265)
Net cash used in financing activities	(14,686)	(6,526)

Net increase in cash and cash equivalents	(2,214)	(5,059)
Effect of exchange rate changes on cash and cash equivalents	36	372
Cash and cash equivalents at the beginning of the period(1)	15,368	14,593
Cash and cash equivalents at the end of the period(2)	13,190	9,906

*FVTPL (fair value through profit or loss)

(1) Adjusted for bank-overdraft of Rs.61 million for the year ended 31 March 2025.

(2) Adjusted for bank-overdraft of Rs.104 million for the half year ended 30 September 2026.

Notes:

1	The above Statement of unaudited consolidated financial results of Dr. Reddy’s Laboratories Limited (the “parent company”), together with its subsidiaries (collectively, the “Company”), joint ventures and associates, have been prepared in accordance with recognition and measurement principles of IAS 34 as issued by the International Accounting Standards Board (IASB), and were reviewed and recommended by Audit Committee and approved by the Board of Directors at their meetings held on 23 October 2026. The Auditors have carried out a limited review on the unaudited consolidated financial results and issued an unmodified report there on.

2	In August 2026, the Company initiated recall of Semaglutide batches in Canada due to elevated levels of unspecified impurity exceeding the approved specification limit and a packaging and labelling error (unrelated to the Semaglutide API issue as detailed under Note 5 below). Accordingly, the Company recorded Rs. 710 million towards expected product returns as a reduction of "Revenue from sale of goods" in the Company's Global Generics Segment.

3

Revenues for the quarter ended 30 September 2026 includes:

- Rs.529 million from the sale of the Company’s territorial rights relating to Bendamustine HCL in the United States; and
- Rs.976 million towards achievement of certain milestones under various license agreements with a customer in Russia pertaining to biosimilars.

These transactions pertain to the Company’s Global Generics segment.

4	During the year ended 31 March 2026, consequent to resolution of a shelf stock adjustment claim arising from reduction in price of its generic product Lenalidomide in the United States, the Company has recorded an amount of Rs. 4,530 million (USD 50 million) as a reduction of “Revenue from sale of goods” in the Company's Global Generics Segment.

5	Certain batches of Semaglutide were found to be out of specification due to an issue associated with the active pharmaceutical ingredient (API) used in the product. Consequently, based on its best estimate, the Company has made a provision of Rs. 2,230 million towards inventory and Rs. 167 million towards other associated costs during the quarter ended 30 June 2026.

6

During the year ended 31 March 2026, the Company decided to discontinue certain of its R&D programs associated with Chimeric Antigen Receptor T-cell (CAR-T) therapy portfolio in light of the development status and clinical trial outcomes. Consequent to this decision, the Company has recognized a net loss of Rs. 1,350 million in the Company's Global Generic segment, comprising of:

a. Impairment of non-current assets of Rs. 1,291 million (i.e., towards Property, plant and equipment, Other Intangible assets and Right of use assets) and

b. Other development program related wind down cost under Selling, general and administrative expenses (“SG&A”) of Rs. 59 million.

In August 2026, the company sold certain assets related to this CAR-T program and novated the related lease agreement to the acquirer resulting in impairment loss reversal of Rs. 137 million.

7

During the year ended 31 March 2026, the Company recorded below Impairment losses in the Company’s Global Generic segment

a. Rs. 914 million (USD 10 million) consequent to discontinuation of the Phase III study in first line non-small cell lung cancer conducted by Immutep Limited following the results of the futility analysis.

b. Rs. 47 million, consequent to certain technical challenges in product development, the Company decided to discontinue development of conjugated estrogen at its site in Middleburgh, New York comprising the below financial impacts:

- Impairment loss of the entire carrying value of Rs. 535 million for property, plant and equipment;

- Inventory related provisions of Rs. 260 million;

- Other development program related wind down costs of Rs. 129 million;

- Gain recognized under Other Income, net from the write back of liabilities no longer required of Rs. 877 million.

8

“Other income, net” includes:

a. Rs. 1,400 million recognised pursuant to settlement of product related litigations representing payment for avoided litigation costs by the Company and its affiliates in the United States and the United Kingdom during the year ended 31 March 2026.

b. Gain on sale of non-current assets, net amounting to Rs. 1,890 million towards divestment of certain product related intangibles i.e., trademarks during the quarter ended 31 March 2026.

9

During the year ended 31 March 2026, based on a final order received from the Federal Tax Service authority in respect of one of its foreign subsidiaries, based on its estimate the Company had recorded a VAT provision of Rs. 1,836 million under “Selling, general and administrative expenses” including applicable interest and penalties and covering the periods both under audit as well as subsequent period up to 31 March 2026.

The Company believes that the likelihood of any further liability that may arise on account of this field tax audit is not probable. This transaction pertains to Company's Global Generics segment.

10	The Company considered the on-going uncertainties relating to geo-political conflicts (including Russia, Ukraine and the Middle East) in assessing the recoverability of receivables, intangible assets, investments and other assets. For this purpose, the Company considered internal and external sources of information up to the date of approval of these financial results. Based on its judgments, estimates and assumptions, the Company expects to fully recover the carrying amount of receivables, goodwill, intangible assets, investments and other assets. The Company will continue to closely monitor any material changes to future economic conditions.

By order of the Board
For Dr. Reddy’s Laboratories Limited

Place: Hyderabad	G V Prasad
Date: 23 October 2026	Co-Chairman & Managing Director
DIN: 00057433